February 13, 2023

Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Bio-Techne Corporation

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed August 24, 2022

File Number 000-17272

Dear Office of Life Sciences:

This letter is written in response to the Staff’s comment letter dated February 2, 2023 on the Form 10-K of Bio-Techne Corporation (“the Company”, “we” or “our”) for the year ended June 30, 2022. For ease of reference, we have included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the Fiscal Year Ended June 30, 2022

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Investments , page 55

We note that in December 2021, you paid $25 million to enter into a forward contract that would require you to invest in and subsequently acquire Wilson Wolf Corporation in the event that certain revenue or EBITDA thresholds are met. We also note that you have accounted for this payment as a cost basis equity investment pursuant to the measurement alternative outlined in ASC 321-10-35-2. Please provide us with a detailed analysis explaining how you determined that this transaction should not be accounted for as a derivative under ASC 815.

Response

The Company performed the following analysis when considering the accounting treatment of the $25 million two-part forward contract:

Should the forward contract be accounted for as a derivative under ASC 815?

Given the nature of the instrument as freestanding two-part forward contract, the Company first considered if the instrument was within the scope of ASC 815, Derivatives. Under ASC 815-10-15-83, a derivative is an instrument or contract with the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
i.	One or more underlyings
ii.	One or more notional amounts or payment provisions or both

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c.	Net settlement. The contract can be settled net by any of the following means:
i.	Its terms implicitly or explicitly require or permit net settlement.
ii.	It can readily be settled net by a means outside the contract.
iii.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company evaluated whether the forward contract meets the definition of a derivative, as follows:

1.	Underlying(s) & a notional - The First Investment Option has a notional of $232 million and also contains an underlying whose movements cause the fair value of the instrument to fluctuate. The underlying is the value of Wilson Wolf Corporation’s (‘Wolf”) equity shares. The Second Acquisition Option has a notional of approximately $1.0 billion and also contains two underlyings whose movements cause the fair value of the instrument to fluctuate. The primary underlying is the value of Wolf’s equity shares. Additionally, the Second Acquisition Option contains an underlying related to Wolf’s revenue during the Earnout Period. This criterion is met.
2.	Nominal initial net investment - The Company made an initial investment of $25 million in exchange for the First and Second Acquisition Options. However, this initial net investment is significantly less than the net investment that would be required to acquire the underlying shares. As the initial net investment is not based on the underlyings, this criterion is met.
3.	Net settlement - Upon exercise of the First Investment Option and the Second Acquisition Option, shares are required to be delivered in exchange for cash under terms of a physical gross settlement. There are no contractual provisions which would allow for the First Investment Option or the Second Acquisition Option to be net settled by other means and as such, (i) the terms in the contract do not implicitly or explicitly require or permit net settlement. Additionally, Wolf is a private company and its shares are not sold on an active exchange. The shares delivered are not readily convertible to cash. In addition, the contract (ii) cannot be readily net settled outside the contract, and (iii) nor will the delivery of shares put the Company in a position that is not substantially different from net settlement. Therefore, the instruments do not provide for net settlement and this criterion is not met.

Based on the analysis above, the Company concluded that the forward contract does not meet the net settlement criteria, and therefore, does not meet the definition of a derivative under ASC 815.

Are there any embedded features requiring bifurcation?

After concluding that the forward contract does not meet the definition of a derivative under ASC 815, the Company also considered if there were any embedded features requiring bifurcation within the contract.

An embedded derivative is required to be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.
c.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Topic 815.

The First Investment Option does not contain any embedded features that require further analysis to determine whether they must be accounted for as an embedded derivative.

The Company identified the following embedded features in the Second Acquisition Option which required further evaluation:

1.	Potential Additional Consideration -The forward contract includes additional potential consideration to Wolf for revenue during the contract period in excess of the milestone. It was determined that this potential consideration did not meet criteria c and would not be a derivative instrument subject to ASC 815. This is because this potential consideration meets the non-exchange traded scope exception provided in ASC 810-10-15-59:

“Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on…(d) Specified volumes of sales or service revenues of one of the parties to the contract.”

The additional potential consideration is based on Wolf’s revenue during the Earnout Period, and as such meets this scope exception and would not be subject to the guidance in ASC 815. As a result, there is no financial statement impact of the earnout until the Second Acquisition Option is triggered.

2.	Accelerated Settlement - Settlement of the Second Acquisition Option will be accelerated (from 12/31/2027) upon the achievement of the Second Economic Trigger. However, settlement under this provision requires physical delivery of the underlying Wolf shares which are not readily convertible to cash given Wolf is a private company and its shares are not sold on an active exchange. As such, this feature does not meet criteria c and does not meet the definition of a derivative under criteria in ASC 815-10-15-83.

No other features requiring further analysis were identified in the Second Acquisition Option.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

 /s/ James T. Hippel

James T. Hippel

Chief Financial Officer